NO ACT

P.E.
01/22/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 14 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

13002110

March 14, 2013

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-14-13

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2013

Dear Ms. Ising:

This is in response to your letter dated January 22, 2013 concerning the shareholder proposal submitted to ExxonMobil by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 23, 2013, January 24, 2013, January 30, 2013, February 5, 2013, and February 25, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2013

The proposal recommends that the board take the steps necessary to adopt a bylaw to limit ExxonMobil's directors to a maximum of three board memberships in companies with sales in excess of $500 million annually.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rules 14a-8(i)(8)(i) and 14a-8(i)(9) to the extent it could, if implemented, disqualify nominees for directors at the upcoming 2013 annual meeting. It appears, however, that this defect could be cured if the proposal were revised to provide that it applied only to nominees for directors at meetings subsequent to the upcoming 2013 annual meeting. Accordingly, unless the proponent provides ExxonMobil with a proposal revised in this manner, within seven calendar days after receipt of this letter, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(i)(8)(i) and 14a-8(i)(9).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(8)(iii). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8)(iii).

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

The proposal gives the board the discretion to "take the steps necessary" and the board has a duty not to violate the law.

In pressing its (fallacious) argument the company was also incomplete in failing to address the fact that shareholder proposals to declassify the board can be cured by adding words "to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

Under the company (i)(9) argument shareholders might unreasonably have to wait 5-years until the board was free of directors who held less than 4 seats. Then the company would still be free to avoid this important proposal topic by encouraging only one director to temporarily take one more directorship.

The company appears to have the perfect catch-22 to block accountability for bad governance – shareholders cannot address a topic in a meaningful way via rule 14a-8 until the company first conforms to a proposed good governance rule.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 5, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

General Electric Company (Jan. 30, 2013) did not agree with the Gibson Dunn reasons in regard to (i)(8). Also there is a certain similarity in the topic of a limit of 15-years for board service for company directors and a limit of a certain number of board seats for company directors.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>

January 30, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2012

The proposal requests that the board take the necessary steps to adopt procedures that mandate that, effective 6/1/2013, no current independent director initially elected to the board after 1997, but prior to 2014, shall be eligible for re-nomination and re-election after he or she has completed 15 years of board service.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Adam F. Turk
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

[redacted] *** FISMA & OMB Memorandum M-07-16 ***

January 30, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

The word "disqualify" is not in the proposal. The proposal does not even suggest that directors who may have excessive directorships be removed from a single committee assignment. However the word "deter" is in the proposal and deter means *to discourage* or *to try to stop*. The company does not try to distinguish its argument from *Pfizer Inc.* (Dec. 6, 2012) in regard to its claims involving business judgment and nominees for reelection.

It is good that the firm that wrote the outside opinion is not involved in the day-to-day management of employees. Otherwise employees would be fired for infractions like parking in the wrong place, dozing off in a meeting or wearing flip-flops. Or else the company would have to tear up all corresponding rules.

It appears that many of the company's precedents regarding a purported conflict have not been reinforced in the current millennium.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

The outside opinion makes certain assumptions and its seems that one assumption is that the company has an out-of-control board – with no sense of fiduciary duty – that will seek out any possible way to violate the law when faced with a proposal for improving directors qualifications. Apparently the board sees it as an invitation to be creative in violating the law when the board sees the words "take the steps necessary." The outside opinion seems to be from a take-no-prisoners perspective that the only way to enforce a traffic law is to revoke driver licensees and impound cars.

If the outside opinion is correct the company is powerless to adopt any bylaw to improve director qualifications. This is compounded by the company also painting the picture of its corporate governance policies as being next to useless – depending on "voluntary compliance" by directors.

The company does not try to distinguish this proposal from *Pfizer Inc.* (Dec. 6, 2012) in regard to its claims involving business judgment and nominees for reelection.

The flawed company theory behind its conflict argument could also eliminate all shareholder proposals for board declassification because there would be the same type of conflict.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Exxon Mobil Corporation (XOM)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

The outside opinion makes certain assumptions and its seems that one assumption is that the company has an out-of-control board that that will seek out any possible way to violate the law when faced with a proposal for improving directors qualifications. Apparently the board sees it as an invitation to be creative in violating the law when the board sees the words "take the steps necessary."

If the outside opinion is correct the company is powerless to adopt any bylaw to improve director qualifications.

The company also paints the picture of its corporate governance policies being next to useless – depending on "voluntary compliance" by directors.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

James Parsons <james.e.parsons@exxonmobil.com>

[XOM: Rule 14a-8 Proposal, December 10, 2012]

Proposal 4* – Curb Excessive Directorships

RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired (as determined by our board) and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

Adoption of this proposal would deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also deter our nomination committee from seeking new directors who would not have adequate time for effective oversight. Directors Ursula Burns (a new Exxon director in 2012) and Steven Reinemund each worked on 3 or 4 boards of large companies. Peter Brabeck-Letmathe was in a league of his own by working on 6 boards of large companies.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "Concern" in director qualifications and "Very High Concern" in Executive Pay – $34 million for our CEO Rex Tillerson. Our executive pay received only 49% support from shares outstanding. Mr. Tillerson ($34 million) received our highest negative votes – surpassing all our other directors.

GMI said discretionary bonuses for our highest paid executives undermined pay-for-performance. In addition, long-term incentives consisted of restricted stock – 225,000 shares or $18 million for Mr. Tillerson – that simply vested over time without job performance requirements. Equity pay given as a long-term incentive should include job performance requirements. Mr. Tillerson held $122 million in unvested restricted shares. With such high levels, GMI questioned his annual grants. Furthermore, Mr. Tillerson's was given a $9 million pension increased in a single year. Plus Mr. Tillerson had $55 million in his accumulated pension. Because pension payments are not linked directly to company performance, they are difficult to justify in terms of shareholder value.

William George, who chaired our executive pay committee, was 3rd place in negative votes. Michael Boskin, who had 16 years long-tenure, chaired our audit committee. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our audit committee chairman.

Samuel Palmisano, Chair, President, and CEO of IBM, continued as our Presiding or Lead Director. With such heavy responsibilities outside of his commitment to Exxon, it is questionable whether Mr. Palmisano had sufficient time to dedicate to his role at Exxon.

Please vote to protect shareholder value:

Curb Excessive Directorships – Proposal 4*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9569
EIsing@gibsondunn.com

January 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired (as determined by our board) and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New Jersey law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal;
- Rule 14a-8(i)(8)(i) because the Proposal would disqualify nominees whom the Company expects the Board to nominate to serve as directors at the Company's 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting");
- Rule 14a-8(i)(8)(iii) because the Proposal questions the competence, business judgment, or character of one or more nominees or directors; and
- Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal that the Company plans to submit at its 2013 Annual Meeting.

ANALYSIS

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate New Jersey Law

Rule 14a-8(i)(2) allows the exclusion of a proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." The Company is incorporated in New Jersey. For the reasons set forth in the legal opinion provided by Day Pitney LLP regarding New Jersey law (the "New Jersey Law Opinion"), the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New Jersey law. *See* Exhibit B.

As explained in the New Jersey Law Opinion, under New Jersey law a director qualification bylaw cannot operate so as to disqualify and end the term of a sitting director. The Proposal recommends that the Company's Board of Directors (the "Board") adopt a bylaw that would limit the Company's directors from serving on more than a total of three (or in some cases four) boards of companies with sales in excess of $500 million. However, as addressed in the New Jersey Law Opinion, a bylaw that would purport to impose a condition on service that would apply after a director was elected and terminate a sitting director's service on the Board for failure to meet the condition would not be valid under New Jersey law. Therefore, for example, if the Proposal were implemented, a director who qualifies for service on the Board under the Proposal at the time he or she is elected might cease to satisfy the proposed bylaw limitation if either (i) the director was subsequently elected to the boards of other companies with sales in excess of $500 million, or (ii) the sales of other companies on whose boards the director sits subsequently increase from less than, to more than, $500 million, and the Proposal would purport to end the director's term in either of those circumstances. As such, the Proposal violates New Jersey law because it seeks to implement a bylaw amendment that would purport to limit the ability of a director to continue to serve until the end of the director's term based on status or events occurring after the director's election.[1]

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[1] We note in this regard that many companies adopt corporate governance policies that seek to limit the number of boards on which a director may serve. As policies, corporate governance guidelines are applied before a director is elected and rely upon voluntary compliance by directors, and can be waived by the board in appropriate circumstances. Here, however, the Proposal specifically requests action via adoption of a bylaw that would purport to impose a limit on the number of boards on which a director can serve and provides an exception for only "a brief temporary situation," which for the reasons discussed in the New Jersey Law Opinion would be invalid under New Jersey law

[Footnote continued on next page]

On numerous occasions the Staff has concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would conflict with state law. For example, in *Johnson & Johnson* (avail. Feb. 16, 2012), the Staff concurred with the exclusion of a proposal that, similar to the Proposal, requested a bylaw amendment that would in certain cases limit a director's ability to serve on the board's compensation committee, where the company furnished a state law legal opinion confirming that the requested bylaw would violate state law. In *PG&E Corp.* (avail. Feb. 14, 2006), a proponent submitted a shareholder proposal requesting that the company's board "initiate an appropriate process to . . . provide that director nominees be elected or reelected by the affirmative vote of the majority of votes cast at an annual shareholder meeting." The Staff concurred that the proposal was excludable under Rule 14a-8(i)(2) where the company argued that it conflicted with a California statute requiring that directors be elected by plurality vote. *See also Bank of America Corp.* (avail. Feb. 11, 2009) (concurring in the exclusion under Rule 14a-8(i)(2) of a proposal for the company to amend its bylaws to establish a board committee and authorize the board chairman to appoint members of the committee, since the proposal would violate state law).

Therefore, we believe that the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the New Jersey Law Opinion, implementation of the Proposal would cause the Company to violate New Jersey law.

II. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." As such, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company cannot ensure that a director, once elected, will continue to satisfy the board service limits that would be imposed under the Proposal (*i.e.*, that a director who at the time of election and qualification served on no more than three (or in some cases four) boards of companies with sales in excess of $500 million will continue to so qualify during the director's entire term). As noted in the New Jersey Law Opinion, a company's bylaws may confer rights and powers upon the company's directors with respect to their activities for the company, but no provision of New Jersey law authorizes a company in its bylaws to restrict the activities of its sitting directors outside of their roles as directors of the company. Accordingly, the Company could not through a bylaw prevent a director

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[Footnote continued from previous page]
because it would purport to terminate the term of a sitting director who ceased to meet the qualification.

from exceeding the board service limitation proposed in the Proposal, yet such a bylaw is precisely what the Proposal requests.

The Proposal, in seeking to place a qualification limitation on directors that would apply after they are elected to the Board, is comparable to shareholder proposals that have sought to impose continuing independence qualification requirements on directors. In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff provided guidance on the application of Rule 14a-8(i)(6) to these types of shareholder proposals, stating:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard . . . we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal.

Just as with independence requirements, the Company would not be able to ensure that a director would continue to satisfy the board service limits that would be imposed under the Proposal. As discussed in Part I above, a director who qualifies for service on the Board under the Proposal at the time he or she is first elected could cease to satisfy the limitations if either (i) the director was subsequently elected to the boards of other companies with sales in excess of $500 million, or (ii) the sales of other companies on whose boards the director sits subsequently increase from less than, to more than, $500 million. While the Proposal would allow for a temporary exception to the service limitation "where a director may have a brief temporary situation above these limits," the Proposal does not provide an exception or cure mechanism for situations where a director's service on more than two (or in certain cases, three) other companies' boards is not expected to be temporary.

In accordance with SLB 14C, the Staff consistently has concurred in the exclusion of similar shareholder proposals where the proposal does not provide an exception or cure mechanism for situations where the proposed standard ceases to be satisfied. For example, in *Exxon Mobil Corp.* (avail. Jan. 21, 2010, *recon. denied* Mar. 23, 2010) and *Time Warner Inc.* (avail. Jan. 26, 2010, *recon. denied* Mar. 23, 2010) the Staff concurred with the exclusion under Rule 14a-8(i)(6) of proposals requesting that the board "adopt as policy, and amend the bylaws as necessary, to require the [c]hair of the [b]oard of [d]irectors to be an independent member of the [b]oard." In each instance, the Staff concurred that the proposal was beyond the board's power to implement, and therefore excludable under Rule 14a-8(i)(6). In *Time Warner*, the Staff noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal."

Similar to the proposals considered in the no-action letters noted above, the Proposal would impose a standard that applies not just at the time that a director is first elected but requires continued compliance, and does not provide the Company with an opportunity or mechanism to cure the situation if a director ceases to qualify for reasons that do not constitute a "brief temporary situation." Unlike the situation where a company may be able to cure a chairman's loss of independence by naming a new, independent chairman, here the Company could not "cure" a director ceasing to satisfy the specified standard, nor would the Company have any ability to ensure that a director's service on another company's board would be "brief" or "temporary." Therefore, consistent with the Staff's guidance in SLB 14C and in the no-action letters cited above, because the Proposal provides an exception for only certain, but not all possible, situations where a director may cease to satisfy the standard that would be imposed under the Proposal, the Proposal is beyond the power of the Board to implement and is excludable under Rule 14a-8(i)(6).

III. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(8) Because It Would Disqualify Nominees Who Will Be Standing For Election As Directors And It Questions The Competence, Business Judgment, Or Character Of Nominees Or Directors

A. Background of Rule 14a-8(i)(8)

The Proposal is excludable pursuant to Rule 14a-8(i)(8), which permits the exclusion of shareholder proposals that "(i) [w]ould disqualify a nominee who is standing for election; (ii) [w]ould remove a director from office before his or her term expired; (iii) [q]uestions the competence, business judgment, or character of one or more nominees or directors; (iv) [s]eeks to include a specific individual in the company's proxy materials for election to the board of directors; or (v) [o]therwise could affect the outcome of the upcoming election of directors." The purpose of the exclusion is to ensure that the shareholder proposal process is not used to circumvent more elaborate rules governing election contests. As the Commission has stated, "the principal purpose of this grounds for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules . . . are applicable thereto." Exchange Act Release No. 12598 (July 7, 1976).

As set forth below, we believe that the Proposal is excludable from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(8)(i) because it would, if implemented, disqualify nominees who the Company expects will stand for election at the Company's 2013 Annual Meeting. The Proposal is also excludable in reliance on Rule 14a-8(i)(8)(iii) because it questions the competence and business judgment of directors of the Company.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(8)(i) Because It Would Disqualify Nominees Whom The Company Expects To Nominate At The 2013 Annual Meeting

The Proposal recommends that the Company's By-Laws be amended to limit the Company's directors to a maximum of three board memberships in companies with sales in excess of $500 million annually. The proposal contemplates that this limit be increased to four board memberships for directors permanently retired and under age 70.

The Proposal, if implemented, would disqualify two nominees for director at the 2013 Annual Meeting. Specifically, while the Company's Board of Directors has not yet named its nominees for election to the Board at the 2013 Annual Meeting, the Company fully expects that Peter Brabeck-Letmathe and Steven Reinemund will be re-nominated. Currently, Mr. Brabeck-Letmathe and Mr. Reinemund already serve as directors on the Company's Board and on the boards of the following additional companies having annual revenues in excess of $500 million.

Director	**Company**	**Annual Revenue**[2]	**Fiscal Year End**
Peter Brabeck-Letmathe	Nestlé SA	$90.0 billion	December 2011
	Credit Suisse Group AG	$27.4 billion	December 2011
	L'Oreal SA	$27.0 billion	December 2011
Steven Reinemund	American Express Co.	$30.0 billion	December 2011
	Marriott International Inc.	$12.3 billion	December 2011
	Wal-Mart Stores, Inc.	$447.0 billion	January 2012

2 Based on data in each company's most recent annual report as included on the company's internet website or as filed with the Commission on Form 10-K.

Because neither Mr. Brabeck-Letmathe nor Mr. Reinemund is permanently retired, the Proposal would limit them to three directorships at companies having annual sales in excess of $500 million, including the Company. However, the Company is at least Mr. Brabeck-Letmathe's and Mr. Reinemund's fourth such directorship. Thus, under the Proposal, both Mr. Brabeck-Letmathe and Mr. Reinemund would be disqualified from standing for election as they exceed the limit of board memberships.

The Staff has concurred with the exclusion of a shareholder proposal in circumstances where the proposal would disqualify nominees for directors at a company's upcoming annual meeting. For example, in *Genesco, Inc.* (avail. Apr. 8, 1992), the Staff concurred in the exclusion of a proposal that sought to prohibit an individual from being a director of the company if he or she was also the chairman, president, or chief executive officer of a not-for-profit entity or a director of more than one for-profit entity. The proposal, if implemented, would have disqualified directors whom the company planned to nominate for election to its board of directors. The Staff also has permitted the exclusion of a proposal imposing term limits on directors because the proposal would have disqualified a nominee for director. *American Electric Power Co., Inc.* (avail. Jan. 16, 2002). In addition, proposals requiring that directors meet certain qualifications have been excludable where the proposals would disqualify nominees standing for election to the board of directors. *See Peabody Energy Corp.* (avail. Mar. 4, 2005) ("*Peabody Energy 2005*") (proposal requiring that independent directors account for two-thirds of the board and using certain criteria to define "independent"); *Peabody Energy Corp.* (avail. Feb. 19, 2004) (same); *Wang Laboratories, Inc.* (avail. Aug. 14, 1992) (proposal requiring that independent directors account for the majority of the board and using certain criteria to define "independent"); *Chicago Milwaukee Corp.* (Apr. 28, 1992) (proposal disqualifying directors to stand for re-election if they have been absent from annual meetings for more than two years).[3]

---

[3] Although the text of Rule 14a-8(i)(8) has been amended since the time the above precedent was decided—it stated until recently that a shareholder proposal would be excludable "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body"—the Commission clarified that the amendment to this aspect of the rule was a "codification" of "prior staff interpretations." Securities Act Release No. 9136 (Aug. 25, 2010). The Commission further stated that the amendment "was not intended to change the staff's prior interpretations . . . ; it was intended to provide more clarity to companies and shareholders regarding the application of the exclusion." *Id.* Furthermore, the Commission had previously acknowledged the Staff's position that "a proposal relates to 'an election for membership on the company's board of directors or analogous governing body' and, as such, is subject to exclusion

[Footnote continued on next page]

Often when the Staff has granted no-action relief for the exclusion of shareholder proposals that would disqualify director nominees, it has permitted the proponent to revise the proposal to apply to meetings subsequent to the upcoming meeting, implying that a proposal that is so revised would not be excludable. However, the Proposal's language, recommending that the Board "take the necessary steps," has not been viewed by the Staff as causing a shareholder proposal to apply only to meetings subsequent to the upcoming meeting. Rather, the Staff has concurred in the exclusion of proposals containing "take the necessary steps" language unless they are revised to *explicitly* apply only to future meetings. For example, in *Chicago Milwaukee*, the proposal requested that the board of directors "take the steps necessary to provide that no director stand for election or re-election . . . if he or she has been absent from the annual meeting for more than two years." The Staff concurred in the exclusion of the proposal under 14a-8(i)(8)'s predecessor unless the proposal was revised "so that the requirement applied only to nominees for directors at meetings subsequent to the upcoming meeting." *Cf. Peabody Energy 2005* (proposal urged the board to adopt a policy); *Wang Laboratories* (proposal requested the board to amend its bylaws).

The Proposal seeks to prohibit individuals from serving on the Company's Board of Directors if they serve on two or three other boards. The Company expects the Board to nominate Mr. Brabeck-Letmathe and Mr. Reinemund to be re-elected at the 2013 Annual Meeting. Under the Proposal, both would be disqualified from serving on the Company's Board of Directors. Therefore, the Proposal would disqualify nominees for directors at the 2013 Annual Meeting. And, consistent with the precedent cited above, the Proposal's language recommending that the Board "take necessary steps" to implement the Proposal does not save the Proposal from being excludable. The Proposal is therefore excludable under Rule 14a-8(i)(8)(i).

C. *The Proposal May Be Excluded Under Rule 14a-8(i)(8)(iii) Because It Questions The Competence, Business Judgment, Or Character Of One Or More Nominees Or Directors*

The Commission and Staff have consistently stated that shareholder proposals that seek to remove a particular director or that question the suitability of a particular director nominated for re-election are excludable. The Proposal and its supporting statement explicitly target Directors Peter Brabeck-Letmathe, Steven Reinemund, Ursula Burns, and Samuel Palmisano and contend that they do not have adequate time for effective oversight because of their service at other companies. The Company expects the Board to nominate these directors for

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[Footnote continued from previous page]
under Rule 14a-8(i)(8) if it could have the effect of . . . disqualifying board nominees who are standing for election." Exchange Act Release No. 56914, at n.56 (Dec. 6, 2007).

re-election at the 2013 Annual Meeting. Thus, we believe that the Proposal is excludable from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(8)(iii) as it "[q]uestions the competence, business judgment, or character of one or more nominees or directors."

In Exchange Act Release No. 56914, at n.56 (Dec. 6, 2007), the Commission stated that "a proposal relates to 'an election for membership on the company's board of directors or analogous governing body' and, as such, is subject to exclusion under Rule 14a-8(i)(8) if it could have the effect of . . . questioning the competence or business judgment of one or more directors." The Commission codified this interpretation in 2010 by adopting amendments to Rule 14a-8(i)(8) to expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors." *See* Exchange Act Release No. 62764 (Aug. 25, 2010).

The Staff has consistently allowed exclusion under Rule 14a-8(i)(8) of shareholder proposals that appear to "question the business judgment" of directors to serve on the board. For example, in *Brocade Communications Systems, Inc.* (avail. Jan. 31, 2007), the proposal sought to disqualify any nominee for election to the board of directors who opposed "the submission to a shareowner vote at the [c]ompany's 2006 annual meeting of a binding proposal to remove the [c]ompany's supermajority provisions." The company noted that the "purpose and effect" of the proposal was to "disqualify from re-election certain specific individual directors who have . . . opposed implementing or supporting a shareholder resolution." The Staff, in allowing the exclusion of the proposal, noted that "the proposal, together with the supporting statement, which indicates that 'any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election,' appears to question the business judgment of board members." *See also Exxon Mobil Corp.* (avail. Mar. 20, 2002) (concurring in exclusion of proposal requesting that the positions of chairman of the board and chief executive officer be separated where the supporting statement criticized the company's chairman and board of directors); *Honeywell International Inc.* (avail. Mar. 2, 2000) (concurring in exclusion of proposal seeking to make directors who fail to enact resolutions adopted by shareholders ineligible for election).

The Proposal similarly questions the business judgment of several directors. The Proposal on its face indicates the Proponent's view that directors who have too many commitments outside of their directorship at the Company are unqualified to be directors, and it goes further than the *Brocade Communications* proposal by naming the directors by name. The Proposal's supporting statement states that the Proposal's adoption would "deter our nomination committee from seeking new directors who would not have adequate time for effective oversight. Directors Ursula Burns (a new Exxon director in 2012) and Steven Reinemund each worked on 3 or 4 boards of large companies. Peter Brabeck-Letmathe was in a league of his own by working on 6 boards of large companies." The supporting statement also contends, with respect to Samuel Palmisano, that "with such heavy responsibilities outside of his commitment to Exxon, it is questionable whether Mr. Palmisano had sufficient time to dedicate to his role at Exxon." Therefore, like the *Brocade Communications* proposal, the Proposal contends that some directors are unfit because they do not spend enough time on the Company's matters. The Proposal appears to question the competence and business judgment of directors by questioning their commitment and responsibilities to the Company, and it may therefore be excluded pursuant to Rule 14a-8(i)(8)(iii).

IV. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2013 Annual Meeting

At its 2013 Annual Meeting, the Company will submit a proposal for the election of directors to the Company's Board of Directors. Among the individuals whom the Company expects the Board to nominate are Mr. Brabeck-Letmathe and Mr. Reinemund. Thus, the Proposal, which prohibits individuals from serving on the Company's Board if they also serve on two or three other companies' boards, directly conflicts with the Company's proposal to nominate Mr. Brabeck-Letmathe and Mr. Reinemund.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n.27 (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Bank of America Corp.* (avail. Jan. 12, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company amend its governance documents to restrict the size of the company's board of directors to only nine members because it would conflict with a company proposal to nominate 17 individuals to stand for election to the board of directors); *Storage Technology Corp.* (avail. Feb. 29, 1996) (allowing for the exclusion of a proposal reducing the number of directors from 13 to seven when the company proposed to nominate more than seven directors at the upcoming annual meeting); *Genesco, Inc.* (avail. Apr. 8, 1992) (concurring with the exclusion of a shareholder proposal prohibiting persons from serving as director if he or she were also the director of more than one for-profit entity or the chairman, president, or chief executive officer of a not-for-profit entity where the company was presenting a proposal to nominate ten individuals to the board of directors, nine of whom hold one or more of the proposed disqualifying positions).

The Company's 2013 Proxy Materials are expected to include a proposal to re-elect Mr. Brabeck-Letmathe and Mr. Reinemund to the Board of Directors. Both Mr. Brabeck-

Letmathe and Mr. Reinemund currently serve on the boards of at least three other companies with annual revenues exceeding $500 million. As discussed above, their service on the Company's Board causes them to exceed the Proposal's limit of three directorships for directors who are not permanently retired. Thus, the Proposal is in direct conflict with the Company's proposal to elect Mr. Brabeck-Letmathe and Mr. Reinemund to the Company's Board.

The Staff previously has concurred in the exclusion of shareholder proposals under circumstances similar to those of the instant case. The Staff has found a direct conflict under Rule 14a-8(i)(9) when the shareholder proposal seeks to place limitations on the company's directors' service on the boards of other entities and the company proposes to nominate individuals for election to the board of directors who hold the proposed disqualifying positions. For example, in *AT&T Corp.* (avail. Jan. 10, 1997), the Staff concurred with the company's position that a shareholder proposal requesting that the board adopt a policy of prohibiting directors from serving on more than two other boards conflicted with the company's proposal to elect as directors individuals who were at the time serving on three or more boards. Similarly, in *Genesco, Inc.* (avail. Apr. 8, 1992), the Staff concurred that a direct conflict existed when a shareholder proposal prohibited persons from serving as the company's directors if they were also serving as the chairman, president or chief executive officer of a not-for-profit entity or as a director of more than one for-profit entity, and the company was proposing to nominate ten individuals to the board of directors, nine of which held one or more of the disqualifying positions.

Likewise, the Staff has allowed the exclusion of a proposal requesting that the board of directors "take the necessary steps to amend the company's governing instruments" to require that directors own at least 1000 shares of the company's common shares where it conflicted with the company's plans to nominate individuals who did not meet the share requirements. *See International Business Machines Corp.* (avail. Jan. 22, 1992).

Here, similar to the proposals in *AT&T, Genesco,* and *International Business Machines*, the Proposal conflicts with two of the Company's nominees for election to the Board of Directors. The Proposal, if implemented, would disqualify two individuals who serve on more than three boards of directors at companies with annual revenues exceeding $500 million. The individuals whom the Company expects the Board to nominate for director, Mr. Brabeck-Letmathe and Mr. Reinemund, currently serve on the boards of at least three such companies and their election to the Company's Board would be in conflict with the Proposal's limit.

Because of the conflict between the Proposal and the Company's proposal, inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved. Therefore, because the Proposal and the Company's proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator for Corporate and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
John Chevedden
Kenneth Steiner

101433259.11

GIBSON DUNN

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Rex W. Tillerson
Chairman of the Board
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd
Irving TX 75039
Phone: 972 444-1000

RECEIVED
DEC 10 2012
G.R. GLASS

Dear Mr. Tillerson,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: David S. Rosenthal <david.s.rosenthal@exxonmobil.com>
Corporate Secretary
FX: 972-444-1505*
FX: 972 444-1199

[XOM: Rule 14a-8 Proposal, December 10, 2012]
Proposal 4* – Curb Excessive Directorships

RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired (as determined by our board) and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

Adoption of this proposal would deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also deter our nomination committee from seeking new directors who would not have adequate time for effective oversight. Directors Ursula Burns (a new Exxon director in 2012) and Steven Reinemund each worked on 3 or 4 boards of large companies. Peter Brabeck-Letmathe was in a league of his own by working on 6 boards of large companies.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "Concern" in director qualifications and "Very High Concern" in Executive Pay – $34 million for our CEO Rex Tillerson. Our executive pay received only 49% support from shares outstanding. Mr. Tillerson ($34 million) received our highest negative votes – surpassing all our other directors.

GMI said discretionary bonuses for our highest paid executives undermined pay-for-performance. In addition, long-term incentives consisted of restricted stock – 225,000 shares or $18 million for Mr. Tillerson – that simply vested over time without job performance requirements. Equity pay given as a long-term incentive should include job performance requirements. Mr. Tillerson held $122 million in unvested restricted shares. With such high levels, GMI questioned his annual grants. Furthermore, Mr. Tillerson's was given a $9 million pension increased in a single year. Plus Mr. Tillerson had $55 million in his accumulated pension. Because pension payments are not linked directly to company performance, they are difficult to justify in terms of shareholder value.

William George, who chaired our executive pay committee, was 3rd place in negative votes. Michael Boskin, who had 16 years long-tenure, chaired our audit committee. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our audit committee chairman.

Samuel Palmisano, Chair, President, and CEO of IBM, continued as our Presiding or Lead Director. With such heavy responsibilities outside of his commitment to Exxon, it is questionable whether Mr. Palmisano had sufficient time to dedicate to his role at Exxon.

Please vote to protect shareholder value:

Curb Excessive Directorships – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving,TX 75039-2298

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2012

VIA UPS – OVERNIGHT DELIVERY

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This will acknowledge receipt of the proposal concerning limiting board memberships which you have submitted on behalf of Kenneth Steiner (the "Proponent") in connection with ExxonMobil's 2013 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 10, 2012, which is the date the Proposal was received via facsimile.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted to ExxonMobil, December 10, 2012.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 10, 2012; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 10, 2012.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 10, 2012. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the proposal was submitted December 10, 2012, the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for you or another representative to present the proposal on the Proponent's behalf, the Proponent must provide documentation signed by him that specifically identifies the intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the Proponent's representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The Proponent's authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

[signature]

DSR/ljg

Enclosures

c: Mr. Kenneth Steiner

TD Ameritrade

Post-it® Fax Note 7671	Date 12-14-12	# of pages ▶
To David Rosenthal	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16	
Fax # 972-444-1505	Fax #	

972-444-1199

RECEIVED
DEC 17 2012
D. G. HENRY

December 13, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is confirmation that you have continuously held the following securities in the TD Ameritrade Clearing, Inc. DTC #0188 account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

Symbol	Stock	# of Shares
TDS	Telephone and Data Systems	1,000
WFR	MEMC Electronic Materials	6,300
JPM	JPMorgan Chase	1,500
S	Sprint Nextel	12,400
VGR	Vector Group	1,159
WEN	Wendy's	7,500
XOM	Exxon Mobil	2,610

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Trevor Lieberth
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

GIBSON DUNN

EXHIBIT B

DAY PITNEY LLP
BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, DC

DAY PITNEY LLP
Attorneys at Law

One Jefferson Road, Parsippany NJ 07054
T: (973) 966 6300 F: (973) 966 1015
info@daypitney.com

January 22, 2013

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Shareholder Proposal Submitted by Kenneth Steiner

We have acted as New Jersey counsel to Exxon Mobil Corporation, a New Jersey corporation (the "Company"), in connection with a shareholder proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") which the Proponent seeks to present at the Company's 2013 Annual Meeting of Shareholders. This opinion letter is being delivered at your request regarding certain matters under the New Jersey Business Corporation Act, as amended (the "Business Corporation Act").

In rendering this opinion letter, we have reviewed and relied upon each of the following documents (the "Reviewed Documents"):

(a) The Restated Certificate of Incorporation of the Company, as amended effective June 20, 2001 (the "Charter").

(b) The By-laws of the Company, as revised April 27, 2011.

(c) The Proposal.

For purposes of rendering this opinion, we have not reviewed any documents in connection with this opinion letter other than the Reviewed Documents and, except as set forth in this opinion, we assume there exist no provisions of any other documents that bear upon or are inconsistent with our opinion expressed herein. We have conducted no independent factual investigation but rather have relied solely upon the Reviewed Documents and the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

In rendering this opinion letter, we have assumed each of the matters set forth below:

(i) All documents submitted to us as certified, photostatic, reproduced, conformed or duplicate copies of the Reviewed Documents conform to the authentic original Reviewed Documents.

(ii) The Reviewed Documents have not been amended or modified in any respect which is contrary to or inconsistent with the opinions herein expressed.

We have made such examinations of law as we have deemed necessary in connection with this opinion letter.

The Proposal

The Proposal reads as follows:

> RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired (as determined by our board) and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

In support of the Proposal, the Proponent states that "Adoption of this proposal would deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also deter our nomination committee from seeking new directors who would not have adequate time for effective oversight." The Proposal, however, is not limited in application to the election of a director and does not exempt sitting directors from the applicability of its provisions. Rather, it is intended to have immediate effect, removing any sitting director who exceeds the limit on directorships.

We have been advised that the Company is considering exclusion of the Proposal from the Company's proxy statement for its 2013 Annual Meeting of Shareholders under, among other reasons, Rules 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." In this regard, you have requested our opinion as to whether, under the Business Corporation Act, (i) the implementation of the Proposal, if adopted by the Company's shareholders, would violate New Jersey corporate law and (ii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal in our opinion (i) would violate New Jersey law if implemented and (ii) is beyond the power and authority of the Company to implement.

Discussion

The Proposal requests, inter alia, that the Board of Directors of the Company (the "Board") adopt a by-law that would limit the number of Board memberships on which the Company's directors can serve at three companies with sales in excess of $500 million, including the Company, or in the case of directors who are "permanently retired (as determined by [the Board]) and under age 70," four such Board memberships, including the Company. The only way under the Business Corporation Act to effect such a limitation would be to make it a qualification for a person to serve as a director on the Board.

Under Section 14A:6-1(1) of the Business Corporation Act, directors must be at least 18 years of age but they do not need to be citizens of the United States, residents of New Jersey or shareholders of the corporation unless so required under the corporation's certificate of incorporation or by-laws. Such Section of the Business Corporation Act further provides that the certificate of incorporation or by-laws may prescribe other qualifications for directors.

However, under New Jersey law, director qualification by-laws cannot act to remove a sitting director. Director qualifications apply at the time a person is elected to be a director. Section 14A:6-3(1) of the Business Corporation Act provides that "each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified" (emphasis added). A director's term can end prior to this time only if the director resigns or is removed. If a director had to maintain all qualifications throughout the director's term of office, it would mean that any director who at any point during his term failed to maintain any one qualification would, without any action of the board or the shareholders and without any process, automatically and immediately cease to be a director. Such a result would violate New Jersey corporate law.

It is a longstanding principle of New Jersey corporate law that (i) a director has a vested right to continue in office for the term elected and (ii) no director may be removed from office except for cause after a reasonable opportunity for a hearing before the board of directors or by action of the shareholders with or without cause, and whether removed by the board for cause or by the shareholders without cause, the removal must be consistent with the certificate of incorporation and by-laws prior to a director's election. See Pilat v. Broach Systems, Inc., 260 A.2d 13, 16 (N.J. Superior Dec. 9, 1969) (holding that "the burdens and responsibilities [a director] assumes, and the many economic interests he safekeeps, all give rise to a vested interest in his position [as a director]. For these reasons a director cannot be removed without cause unless the certificate of incorporation so provides at the time of his election thereto").

While Section 14A:6-6 of the Business Corporation Act (which was enacted in 1968 and amended in 1988) added the authority for shareholders to remove a director without cause, it retained, as reflected in the Comment of the 1968 Corporation Law Revisions Commission, the general rule that a director has a vested right to continue in office and may only be removed for cause after a reasonable opportunity for a hearing or by shareholder action without cause if consistent with the certificate of incorporation. The 1968 Comment notes that "[u]nder present New Jersey common law, shareholders may remove a director for cause and after a hearing but not arbitrarily, and this power of removal may be delegated by the shareholders to the directors." The Comment further notes that the change in the law brought about by new Section 14A:6-6 gave shareholders the ability to remove directors without cause but only if the certificate of incorporation as adopted by the shareholder so provides when the director is elected. The 1988 amendment to Section 14A:6-6(1) changed the statutory approach so that now shareholders may remove directors without cause unless otherwise provided in the certificate of incorporation. Even with that change, however, the board still may only remove for cause and removal without cause is still only available through shareholder action unless it is inconsistent with the corporation's certificate of incorporation. Consequently, the current state of the corporate law in New Jersey remains the same in that once a director is in office, such director has a vested right to continue in office and may not be removed from office by the board of directors except for cause and after a reasonable opportunity for a hearing or by the shareholders pursuant to appropriate shareholder action. Removal can not be automatic.

The only exceptions to the above well-established principle are imposed by the legislature. The prior corporate statute in New Jersey expressly provided in one instance that the failure to maintain a specific qualification for election as a director would automatically result in such person ceasing to be a director. Former N.J.S.A. Section 14:7-2 (prior to the enactment of the Business Corporation Act in 1968) provided that in order for a person to be qualified as a director, the individual had to be a bona fide shareholder of a corporation at the time of his election to be a director and if the director ceased to be a bona fide shareholder, he would cease to be a director. No other director qualification was subject to such automatic removal and the current Business Corporation Act contains no such express provision requiring that a director qualification be maintained throughout a director's term of office.

Similarly, in the New Jersey Banking Act of 1948, as amended and currently in effect, the legislature chose to alter the general principle and (i) require in Section 17:9A-103 that a director, following his election or appointment and before assumption of any duties as a director, must own in good faith and hold in his own name unpledged shares of the capital stock of the bank or its bank holding company and (ii) prescribe in Section 17:9A-104 that a director who ceases to be the owner of shares as specified in Section 17:9A-103 shall cease to be a director. Thus, in those limited instances when the New Jersey legislature intends for the well-established general principle to be replaced and for a director qualification to be maintained throughout a director's term of office, it has included an express provision to that effect in the governing statute. The current Business Corporation Act contains no such provision.

Under Sections 14A:6-3 and 14A:6-6 of the Business Corporation Act, the term of a sitting director can end in only one of three ways: (1) when the director's successor is elected and qualified; (2) when the director resigns by written notice to the corporation; and (3) when the director is removed (i) for cause by shareholders or, unless inconsistent with the certificate of incorporation, without cause by shareholders; or (ii) for cause by the board of directors if allowed under the certificate of incorporation or by-laws approved by the shareholders. The Business Corporation Act does not contemplate any other methods in which a sitting director's term can end, including through the loss of a director qualification.

New Jersey's general principle is consistent with the laws of other states. For example, in a 2010 Delaware case, the Court of Chancery held that Section 141(b) of the General Corporation Law of Delaware "contemplates reasonable qualifications to be applied at the front end, before a director's term commences, when the director is 'elected and qualified.'" Kurz v. Holbrook, 989 A.2d 140, 157 (Del. Ch. Feb. 9, 2010), rev'd on other grounds, Crown EMAK Partners, LLC v. Kurz, 922 A.2d 377 (Del. 2010). The Kurz court then held, consistent with the general principle under New Jersey corporate law, that "[i]n light of the three procedural means for ending a director's term . . . , I do not believe that a bylaw could impose a requirement that would disqualify a director and terminate his service." Kurz, 989 A.2d at 157.

Section SEVENTH of the Company's Charter provides that "[t]he board of directors, by the affirmative vote of a majority of the directors in office, may remove a director or directors for cause where, in the judgment of such majority, the continuation of the director or directors would be harmful to the corporation and may suspend a director or directors for a reasonable period pending final determination that cause exists for such removal." Accordingly, the board of directors has to affirmatively determine that cause exists before voting to remove a sitting director for cause. Consistent with the general principle discussed above, any violation of the Proposal's limitation on the number of Board memberships on which the Company's directors may serve could not automatically result in a termination but rather, it would have to be a decision of the board to remove a director after the board evaluates whether such violation rises to the level of conduct that could reasonably be construed to be cause because it would be harmful to the corporation.

As noted, above, the Proposal is not limited in application to the election of a director and does not exempt sitting directors from the applicability of its provisions. In fact, by making an exception for "a director [having] a brief temporary situation above these limits," it is clear that the Proposal is intended to apply to sitting directors. It appears that the purpose and intent of the proposed by-law is to cause directors who accept more than the stated maximum number of directorships, in circumstances not anticipated to be "brief" or "temporary," to be immediately disqualified from serving on the Company's board of directors. In this regard, the supporting statement to the Proposal states that the Proposal is designed to "deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company." Therefore, the Proposal seeks to terminate the terms of office of any sitting directors who accept more than the stated maximum number of directorships. The Proposal would impose the same limitation on a sitting director if one of the other companies on which he serves as a director had sales increase from less than $500 million to more than $500 million.

The proposed by-law is also beyond the power of the Company to implement because it attempts to create a per se removal for cause rule. A corporation may, through its certificate of incorporation and by-laws, confer rights and powers upon its directors with respect to their activities for the corporation. See N.J.S.A. § 14A:2-7(1)(f); 14A:9-1(2)(q). However, no provision of New Jersey law allows a corporation to restrict the conduct and activities of its sitting directors outside their roles as directors of such corporation. The proposed by-law appears to require the removal of a director for cause during the elected term, without a hearing, regardless of the adverse effect on the corporation of the director's activities, and for activities unrelated to the corporation. A by-law cannot prevent a sitting director from joining the board of directors of another company as a condition to finishing his vested term of office as a director. Accordingly, the Company could not, through a by-law, prevent a sitting director from exceeding the maximum number of directorships set forth in the Proposal.

Conclusion

Based upon and subject to the foregoing, it is our opinion that the Proposal (i) would violate New Jersey corporate law if it was implemented and (ii) is beyond the power and authority of the Company to implement.

The foregoing opinion is limited to matters governed by the Business Corporation Act as it exists on the date hereof. We express no opinion with regard to any matter that may be governed by any law, rule or regulation other than the Business Corporation Act. We are admitted to practice law in the State of New Jersey. We do not assume any obligation to provide you with any subsequent opinion or advice by reason of any fact about which we did not have knowledge at that time, by reason of any change subsequent to that time in any law covered by any of our opinions, or for any other reason.

This opinion letter is rendered solely for your benefit in connection with the matters addressed herein and may not be relied upon by any other person or entity. We understand that you may furnish a copy of this opinion to the Securities and Exchange Commission and to the Proponent. Except as stated in this paragraph, this opinion letter may not be used, furnished, quoted or otherwise referred to for any purpose.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP

RHJ